Filed pursuant to Rule 433

Registration No. 333-223355

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated August 18, 2020

$800,000,000

3.700% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2050

Issuer:	Prudential Financial, Inc.

Securities:	3.700% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2050

Principal Amount:	$800,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	October 1, 2050

Interest Rate and Interest Payment Dates:	(i) 3.700%, accruing from and including August 21, 2020 to but excluding October 1, 2030 or any earlier redemption date; (ii) from and including October 1, 2030, during each interest period at an annual rate equal to the five-year Treasury rate as of the most recent reset interest determination date, in each case to be reset on each interest reset date, plus 3.035%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2021, and on the maturity date.

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part, from time to time during the three-month period prior to, and including, October 1, 2030, or the three-month period prior to, and including, each subsequent interest reset date, in each case at a redemption price equal to their principal amount plus accrued and unpaid interest to but excluding the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes, excluding any notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest, must be paid in full on all outstanding notes for all interest periods ending on or before the date of redemption.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	100.00%

Underwriting Discount:	1.000% of principal amount, $8,000,000 total

Proceeds (after underwriting discount and before expenses) to the Issuer:	$792,000,000 (99.000% of principal amount)

Pricing Date:	August 18, 2020

Settlement Date:	August 21, 2020 (T+3)

CUSIP/ISIN:	744320 BH4 / US744320BH48

Anticipated Security Ratings*:	Moody’s: Baa1 S&P: BBB+ Fitch: BBB

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Mizuho Securities USA LLC

Senior Co-Managers:	Scotia Capital (USA) LLC SG Americas Securities, LLC Siebert Williams Shank & Co., LLC. TD Securities (USA) LLC

Junior Co-Managers:	CastleOak Securities, L.P. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

Concurrent Offering:	The Company expects to issue $500 million principal amount of its 4.125% Junior Subordinated Notes due 2060.

*

The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities toll-free at 1-800-645-3751, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This communication has been prepared on the basis that any offer of Notes in any Member State of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This communication is not a prospectus for the purposes of the Prospectus Regulation.

In the United Kingdom, this communication is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “Relevant Persons”. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. This communication is confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this communication or its contents. The Notes are not being offered to the public in the United Kingdom. It is expected that delivery of the Notes will be delivered against payment therefor on or about August 21, 2020, which will be the third business day following the date of pricing of the (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

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